Exhibit a(58)

Phone:	(215) 569-5518

Fax:	(215) 832-5518

Email:	Lipman@BlankRome.com

March 13, 2014

VIA EMAIL

Ronald O. Mueller

GIBSON, DUNN & CRUTCHER, LLP

1050 Connecticut Avenue, N.W.

Washington, DC 20036-5306

Dear Mr. Mueller:

We are responding to your letter of March 12, 2014.

The Audit Committee misinterprets the position of our clients as set forth in our letter of March 11, 2014. Nowhere do we state that the Articles override the Ethics Code. This misinterpretation seeks to put the Articles and the Ethics Code in conflict. They are not. Indeed, the Directors may not adopt bylaws for other governance documents that are inconsistent with the Articles. See, Ohio Revised Code §1701.59 (“For their own government, the Directors may adopt bylaws that are not inconsistent with articles or regulations.”) Thus the Ethics Code and the Articles must be interpreted in a manner that is compatible and consistent.

As we have clearly set forth in our earlier letter, the Articles expressly and unequivocally permitted our clients to participate in the Board meetings, decisions, and votes of February 7 and 18. Stated differently, their participation has been expressly approved in the Articles, even if a “potential conflict” exists. This approval is significant because the Code of Ethics defines conflicts as: “undisclosed, unapproved financial or other business relationships.” As discussed in our previous letter, our clients’ “relationships with GAIC” have been fully disclosed many, many times and clearly known by all of the Directors, officers and shareholders for years. This knowledge, presumably, is the basis for and one of the reasons the shareholders approved the “business relationships” in Article Fifth. This knowledge on the part of all of the Directors certainly constitutes approval of the business relationships with GAIC. In sum, our clients’ allegedly “conflicting” relationships were both disclosed and approved. Given that our clients’ “business relationships” with GAIC have been disclosed and approved – in fact, twice approved, once by the shareholders and implicitly by the Directors – there is no violation of the Ethics Code. The Ethics Code and the Articles both permit the conduct under Audit Committee “review.”

1700 PNC Center 201 East Fifth Street Cincinnati, OH 45202

www.BlankRome.com

California  —  Delaware   —  Florida  —  New Jersey  —  New York  —  Ohio  —  Pennsylvania  —   Texas  —  Washington, DC  —  Hong Kong

Ronald O. Mueller

March 13, 2014

We note that you completely ignored our clients’ request that you provide to them a statement as to whether you or any member of the Audit Committee have been communicating, directly or indirectly, with other Directors or representatives, including their outside counsel, regarding these Committee matters. This inquiry from our clients raises serious concerns regarding the Audit Committee’s “review” and whether it is acting within its Charter. As members of the Board and indeed given that one of our clients is the Chairman of the Board our clients have the right to a full and complete response. We expect you to provide it by COB today.

Another serious concern arises from the fact that Alan Spachman – who is not a member of the Audit Committee – attended on February 27, 2014, what otherwise was a closed Audit Committee meeting and it was in this meeting that the Audit Committee determined to retain counsel and launch this “review.” Given that the “recommendations” in your March 11, 2014, letter are substantially equivalent to the demands pressed by Mr. Spachman in litigation against our clients and NIC, you can see how your “review” has the appearance of being directed by or coordinated with Mr. Spachman.

Very truly yours,

BLANK ROME LLP

Frederick D. Lipman One Logan Square 130 North 18th Street Philadelphia, PA 19103 Lipman@blankrome.com

Michael L. Cioffi 1700 PNC Center 201 East 5[t]h Street Cincinnati, OH 45202 Cioffi@blankrome.com

cc:	Board of Directors of National Interstate Corporation
c/o Arthur J. Gonzales, Esq.